UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(CHECK ONE)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	September 30, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
IMPCO Technologies, Inc.
Full Name of Registrant

Former Name if Applicable
16804 Gridley Place
Address of Principal Executive Office (Street and Number)
Cerritos, California 90703
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
As announced in its press release dated November 9, 2005, filed as an Exhibit to Form 8-K filed on November 9, 2005, IMPCO Technologies, Inc. (the "Company") is currently reviewing its previously reported financial statements for the fiscal year 2004 as a result of errors discovered by management relating to, among other things, non-cash charges and adjustments to goodwill, investment in affiliates and minority interest. After a preliminary assessment, management estimates the cumulative effect of these adjustments to be approximately $1.6 million, which will be reflected in a Form 10-K/A for the fiscal year ended December 31, 2004 to be filed with the U.S. Securities and Exchange Commission. Accordingly, the Company also anticipates filing amended Form 10-Q’s for the quarterly periods ended March 31, 2005 and June 30, 2005, reflecting the effect of the fiscal year 2004 restatement on subsequent balance sheets. The adjustments will have no impact on the Company’s statements of operations for the first and second quarters of 2005. While the Company's review is nearing completion, it needs additional time to complete the process. As a result, the Company is unable to complete and file its Form 10-Q for the third quarter ended September 30, 2005 (the "Form 10-Q") by the prescribed filing date without unreasonable effort and expense. The Company continues to dedicate significant resources to finalizing its review of, and restatement to, its 2004 financial statements and subsequent balance sheets affected thereby and currently anticipates filing the Form 10-Q on or before November 14, 2005.

The Company currently anticipates the restatement to its fiscal year 2004 financial statements to primarily include: 1) changes in the fiscal year 2004 impairment analysis of goodwill associated with the Company’s subsidiaries in Mexico and Japan; 2) corrections to classifications of certain items previously recorded as investment in affiliates and minority interest; and 3) consulting expense improperly recorded as goodwill. The fiscal year 2004 restatement will be recorded on the statement of operations, with offsets to goodwill, investment in affiliates and minority interest on the balance sheet. The 2004 restatement will also result in changes to those same balance sheet accounts and retained earnings for the first and second quarters of 2005, with no changes to the statements of operations for those quarterly periods.

The restatement to fiscal year 2004 financial results is anticipated to increase the reported net loss of $14.2 million by approximately $1.6 million and reduce the reported stockholders’ equity of approximately $46.5 million by the same amount. The basic and diluted net losses per share for the fourth quarter and fiscal year 2004 will be restated from $0.88 and $0.77 per share to $0.96 and $0.85 per share, respectively.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas M. Costales	(562)	860-6666
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	☒	YES	☐	NO
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☐	YES	☒	NO
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IMPCO Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	November 9, 2005	By: /s/ Thomas M. Costales Name: Thomas M. Costales Title: Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.

Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 02/11/2002